LAZARD FRERES & CO.


                                                February 14, 1994


Mr. Donald Oresman
Executive Vice President,
Chief Administrative Officer,
General Counsel & Secretary
Paramount Communications Inc.
15 Columbus Circle
New York, NY  10023-7780

Dear Mr. Oresman:

         You have inquired as to whether, as of this date, we would reaffirm our written opinion furnished to the Board of Directors of Paramount Communications Inc. ("Paramount") set forth in the letter, dated February 4, 1994 (the "February 4, 1994 Letter"), or whether we would change that opinion in light of the current market prices of the common stock (the "QVC Common Stock") of QVC Network, Inc. ("QVC") and the Class B common stock (the "Viacom Class B Common Stock") of Viacom Inc. ("Viacom"). All defined terms used in this letter have the same meanings as contained in the February 4, 1994 Letter, and all of the terms, conditions, assumptions and limitations contained in the February 4, 1994 Letter are made a part of this analysis and advice and are incorporated herein by reference.

         Based on and subject to the foregoing and such other factors as we deem revelant, including our assessment of economic, monetary and market conditions existing on the date of this letter, we want to advise you that, as of this date, we reaffirm our written opinion set forth in the February 4, 1994 Letter.


                                Very truly yours,

                                /s/ Lazard Freres & Co.